Mail Stop 3010

April 26, 2010

Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1
CH 8070 Zurich, Switzerland

Dear Mr. Fassbind:

　　　　We have read your response letter dated April 14, 2010. We await your further response to our letter dated March 29, 2010.

　　　　Please contact me at (202) 551-3498 if you have any questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Linda van Doorn
　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant